UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
                                             ----------------------
-------
FORM N-17f-2                                        OMB Approval
                                             ----------------------
-------
Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:       April
20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response . . . .
.. 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------------
-------

-------------------------------------------------------------------
----------
1. Investment Company Act File Number:        Date examination
completed:

811-03364	                                  March 24, 2010

-------------------------------------------------------------------
----------

2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

-------------------------------------------------------------------
----------

3. Exact name of investment company as specified in registration statement:

Maxim Series Fund, Inc., Profile Funds
-------------------------------------------------------------------
----------

4. Address of principal executive office
(number,street,city,state,zip code):

8515 E. Orchard Rd. 2T2
Englewood, CO 80111




March 24, 2010

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated March 24, 2010, on our examination of the investment portfolio of the following portfolios of the Maxim Series Fund, Inc. as of the close of business on December 31, 2009.
Maxim Aggressive Profile I Portfolio
Maxim Conservative Profile I Portfolio
Maxim Moderate Profile I Portfolio
Maxim Moderately Aggressive Profile I Portfolio
Maxim Moderately Conservative Profile I Portfolio
Maxim Aggressive Profile II Portfolio
Maxim Conservative Profile II Portfolio
Maxim Moderate Profile II Portfolio
Maxim Moderately Aggressive Profile II Portfolio
Maxim Moderately Conservative Profile II Portfolio

Very truly yours,
Michele M. Hansen
Partner



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Maxim Series Fund, Inc.:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 that the Maxim Aggressive Profile I Portfolio, Maxim Conservative Profile I Portfolio, Maxim Moderate Profile I Portfolio, Maxim Moderately Aggressive Profile I Portfolio, Maxim Moderately Conservative
Profile I Portfolio, Maxim Aggressive Profile II Portfolio, Maxim Conservative Profile II Portfolio, Maxim Moderate Profile II Portfolio, Maxim Moderately Aggressive Profile II Portfolio, and
Maxim Moderately Conservative Profile II Portfolio (each a "Portfolio," collectively the "Portfolios") of the Maxim Series
Fund, Inc. (the "Fund") complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment Company
Act of 1940 as of December 31, 2009. Management is responsible for each of the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about each Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2009, and with respect to agreement of security purchases and sales, for the period from September 30, 2009 (the date of our last examination) through December 31, 2009:
1.	Confirmation of investments in mutual funds by FASCore (the
"Transfer Agent");
2.	Reconciliation of all such securities to the books and records of each Portfolio and the Transfer Agent;
3.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Transfer Agent records;
and
4. 	Agreement of ten security purchases and ten security sales or maturities from the books and records of each of the Portfolios to the Transfer Agent (fund house statements).
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with specified requirements.
In our opinion, management's assertion that each of the Portfolios of the Maxim Series Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2009 with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Maxim Series Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



March 24, 2010



MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of the Maxim Aggressive Profile I Portfolio, Maxim Conservative Profile I Portfolio, Maxim Moderate Profile I Portfolio, Maxim Moderately Aggressive Profile I Portfolio, Maxim Moderately Conservative Profile I Portfolio, Maxim Aggressive Profile II Portfolio, Maxim Conservative Profile II Portfolio, Maxim Moderate Profile II Portfolio, Maxim Moderately Aggressive Profile II Portfolio, and Maxim Moderately Conservative Profile II Portfolio (the "Portfolios") of the Maxim Series Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each of the Portfolio's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2009 and from September 30, 2009 (the date of our last examination) through December 31, 2009.
Based on this evaluation, we assert that each of the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2009, and from September 30, 2009 (the date of our last examination) through December 31, 2009, with respect to securities reflected in the investment accounts of the Fund.
Maxim Series Fund, Inc.
By:

______________________________
Mitchell Graye
President

______________________________
Mary Maiers
Treasurer

March 24, 2010